Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-275898

Pricing Supplement Dated April 26, 2024 To the Product Prospectus Supplement ERN-EI-1, the Prospectus Supplement and the Prospectus, Each Dated December 20, 2023	$500,000 Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index, Due April 29, 2027 Royal Bank of Canada

Royal Bank of Canada is offering Geared Buffered Enhanced Return Notes (the “Notes”) linked to the performance of the Swiss Market Index (the “Reference Asset”).
Reference Asset	Initial Level*	Buffer Level**
Swiss Market Index (“SMI”)	11,260.61	7,882.43, which is 70.00% of the Initial Level
* The Initial Level is the closing level of the Reference Asset on April 25, 2024 (the “Strike Date”).
** Rounded to two decimal places.
•	If the Final Level of the Reference Asset is greater than the Initial Level, the Notes will pay at maturity a return equal to 200% of the Percentage Change.
•	If the Final Level is less than or equal to the Initial Level, but is greater than or equal to the Buffer Level, the Notes will pay the principal amount at maturity.
•
If the Final Level is less than the Buffer Level, investors will lose approximately 1.4286% of the principal amount for each 1% that the Final Level has decreased by more than 30% from the Initial Level.

•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: May 1, 2024
Maturity Date: April 29, 2027
CUSIP / ISIN: 78017FVS9 / US78017FVS90
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this pricing supplement, and “Risk Factors” beginning on page PS-4 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100.00%	$500,000
Underwriting discounts and commissions(1)	0.00%	$0.00
Proceeds to Royal Bank of Canada	100.00%	$500,000
(1) RBC Capital Markets, LLC (“RBCCM”), acting as our agent, will not receive a commission in connection with its sales of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date was $971.46 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC

Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	Swiss Market Index (“SMI”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Strike Date:	April 25, 2024
Trade Date (Pricing Date):	April 26, 2024
Issue Date:	May 1, 2024
Valuation Date:	April 26, 2027
Maturity Date:	April 29, 2027, subject to extension for market and other disruptions, as described in the product prospectus supplement dated December 20, 2023.
Payment at Maturity (if held to maturity):
If the Final Level is greater than the Initial Level (that is, the Percentage Change is positive), then the investor will receive an amount per $1,000 principal amount per Note equal to:
Principal Amount + [Principal Amount x (Percentage Change x Participation Rate)]
If the Final Level is less than or equal to the Initial Level, but is greater than or equal to the Buffer Level (that is, the Percentage Change is between 0% and ‑30.00%), then the investor will receive the principal amount only.
If the Final Level is less than the Buffer Level (that is, the Percentage Change is less than ‑30.00%), then the investor will receive a cash payment equal to:
Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage) x Downside Multiplier]
In this case, you will lose all or a significant portion of the principal amount of the Notes.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Initial Level:	The closing level of the Reference Asset on the Strike Date, as set forth on the cover page of this document.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Participation Rate:	200%
Buffer Percentage:	30.00%
Buffer Level:	70.00% of the Initial Level, as set forth on the cover page of this document.
Downside Multiplier:	100/70.00, which is approximately 1.4286
Principal at Risk:	The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Level is less than the Buffer Level.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index

U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of Ashurst LLP, our special U.S. tax counsel) in the product prospectus supplement dated December 20, 2023 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date.
The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this pricing supplement.

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement ERN-EI-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058558/ef20016910_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Buffer Percentage of 30% (the Buffer Level is 70% of the Initial Level), a Participation Rate of 200%, a Downside Multiplier of approximately 1.4286 and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	2%
	Payment at Maturity:	$1,000 + [$1,000 x (2% x 200%)] = $1,000 + $40 = $1,040
	On a $1,000 investment, a Percentage Change of 2% results in a Payment at Maturity of $1,040, a return of 4% on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
	Percentage Change:	-8%
	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.
	On a $1,000 investment, a Percentage Change of -8% results in a Payment at Maturity of $1,000, a return of 0% on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
	Percentage Change:	-40%
	Payment at Maturity:	$1,000 + [$1,000 x (-40% + 30%) x 1.4286] = $1,000 - $142.90 = $857.14
	On a $1,000 investment, a Percentage Change of -40% results in a Payment at Maturity of $857.14, a return of -14.286% on the Notes.

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
The table set forth below is included for illustration purposes only. The table illustrates the hypothetical payments at maturity for a hypothetical range of performance for the Reference Asset, based on a Participation Rate of 200%, the Buffer Percentage of 30% and a Downside Multiplier of approximately 1.4286.
Hypothetical Percentage Changes are shown in the first column on the left. The second column shows the corresponding Payment at Maturity for these Percentage Changes, expressed as a percentage of the principal amount of the Notes. The third column shows the Payment at Maturity to be paid on the Notes per $1,000 in principal amount.
Hypothetical Percentage Change	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity per $1,000 in Principal Amount
50.00%	200.000%	$2,000.00
40.00%	180.000%	$1,800.00
30.00%	160.000%	$1,600.00
20.00%	140.000%	$1,400.00
10.00%	120.000%	$1,200.00
5.00%	110.000%	$1,100.00
2.00%	104.000%	$1,040.00
0.00%	100.000%	$1,000.00
-10.00%	100.000%	$1,000.00
-20.00%	100.000%	$1,000.00
-30.00%	100.000%	$1,000.00
-40.00%	85.714%	$857.14
-50.00%	71.428%	$714.28
-60.00%	57.142%	$571.42
-70.00%	42.856%	$428.56
-80.00%	28.570%	$285.70
-90.00%	14.284%	$142.84
-100.00%	0.000%	$0.00

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
•
You May Not Receive the Full Principal Amount at Maturity – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the level of the Reference Asset. You will lose approximately 1.4286% of the principal amount of the Notes for each 1% that the Final Level is less than the Initial Level by more than the Buffer Percentage.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the level of the Reference Asset increases after the Strike Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value of the Notes that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the hedging costs relating to

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with companies included in the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset, and, therefore, the market value of the Notes.

Risks Relating to the Reference Asset
•
An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets — Because foreign companies or foreign equity securities included in the Reference Asset are publicly traded in Switzerland and are denominated in Swiss francs, an investment in the Notes involves particular risks. For example, the Swiss markets may be more volatile than the U.S. securities markets, and market developments may affect the Swiss market differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on the laws of Switzerland, and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

•
The Payments on the Notes Will Not Be Adjusted for Changes in Exchange Rates — Although the equity securities composing the Reference Asset are traded in Swiss francs, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and the Swiss franc. Changes in exchange rates, however, may also reflect changes in the Swiss economy that in turn may

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
affect the level of the Reference Asset, and therefore the Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.
•
You Will Not Have Any Rights to the Securities Included in the Reference Asset — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on those securities.

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
INFORMATION REGARDING THE REFERENCE ASSET
All disclosures contained in this document regarding the Reference Asset, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the index sponsor. The index sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of the index sponsor discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.
Swiss Market Index (“SMI”)
The Swiss Market Index (the “SMI”):
•	was first launched with a base level of 1,500 as of June 30, 1988; and
•	is sponsored, calculated, published and disseminated by SIX Group Ltd. (the “index sponsor”).
The SMI is a price return free float market capitalization-weighted index of the 20 largest and most liquid stocks traded on the SIX Swiss Exchange. The Index Team at the SIX Swiss Exchange is responsible for managing the SMI and is supported by an Index Commission (advisory board) that provides input on index-related matters, notably in connection with changes to the index rules and adjustments, inclusions and exclusions outside of the established review and acceptance period. The Index Commission meets at least twice annually.
SMI Composition and Selection Criteria
The SMI is comprised of the 20 highest ranked stocks traded on the SIX Swiss Exchange that have a free float of 20% or more and that are not investment companies. The equity universe is largely Swiss domestic companies; however, in some cases, foreign issuers with a primary listing on the SIX Swiss Exchange or investment companies that do not hold any shares of any other eligible company and that have a primary listing on the SIX Swiss Exchange may be included.
The ranking of each security is determined by a combination of the following criteria:
•
average free-float market capitalization over the last 12-month period (compared to the total capitalization of the Swiss Performance Index, which serves as a benchmark for the overall Swiss equity market and as the index universe for the SMI), and

•	cumulated order book turnover over the last 12-month period (compared to the total turnover of the Swiss Performance Index).
The SMI is reconstituted annually after prior notice of at least two months on the third Friday in September after the close of trading. For companies that were listed during the last 12-month period, the cumulated order book turnover is extrapolated and excludes the first five trading days after listing. The ordinary index reconstitution is based on data from the previous July 1 through June 30. Provisional interim selection (ranking) lists based on the average free-float market capitalization and cumulated order book turnover over the last 12-month period are also published as of the cut off dates of March 31, September 30 and December 31.
The 18 securities with the highest rank are selected for inclusion in the SMI. In order to reduce turnover, a buffer is applied for securities ranked 19 to 22. Out of the securities ranked 19 to 22 current components are selected with priority over the other securities. After that, new components are added based on the highest rank until 20 components have been reached.
If a company has primary listings on several exchanges and less than 50% of that company’s total turnover is generated on the SIX Swiss Exchange, it will not be included in the SMI unless it satisfies an additional liquidity criteria. For this purpose, all the components of the Swiss Performance Index are ranked based on their cumulated order book turnover over the last 12-month period relative to the total turnover of the Swiss Performance Index. Such a security must rank at least 18 or better in terms of the cumulated order book turnover over the last 12-month period in order to be selected for the SMI, and if it ranks 23 or lower, it will be automatically excluded from the SMI.
Maintenance of the SMI
Constituent Changes. In the case of major market changes as a result of corporate actions, the Swiss Index Committee can decide at the request of the Index Commission that a security should be admitted to the SMI outside of the annual review period as long as it clearly fulfills the criteria for inclusion. For the same reasons, a security can also be excluded if the

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requirements for admission to the SMI are no longer fulfilled. As a general rule, extraordinary acceptances into the SMI take place after a three-month period on a quarterly basis after the close of trading on the third Friday of March, June, September and December (for example, a security listed on or before the fifth trading day prior to the end of November cannot be included until the following March). If a delisting has been confirmed, it will be removed from the index at the next upcoming ordinary index review on the third Friday in March, June, September and December, with a notice period of at least five trading days. However, if the delisting would be effective before the ordinary index review, the security is excluded from the index on the effective date of the delisting. Similarly, an index component which no longer meets the criteria for remaining in the SMI due to a pending takeover may be excluded from the index ahead of time. If a company is removed before the ordinary index review, it will be replaced by the highest ranked candidate on the selection list which is not yet part of the index in order to maintain 20 components.
Number of Shares and Free Float. The securities included in the SMI are weighted according to their free float market capitalization, subject to the capping factor, as described below. Free float market capitalization is equal to the share price multiplied by the number of shares multiplied by the free float factor. The number of shares is the number of shares in circulation. They constitute the total share capital, which is fully subscribed and fully or partially paid in and registered in the Commercial Register. The capital in circulation does not include conditional or authorized capital.
The free float factor represents the relative proportion of the number of shares that are not in fixed ownership and are therefore freely tradable. The free float factor is only calculated for shares with voting rights. Substantial shares that reach or exceed the threshold of 5% and are in fixed ownership are deducted from the market capitalization. Shares that meet the following conditions are considered to be in fixed ownership:
•	Shares held by individual persons or groups of persons bound by a shareholders’ agreement.
•	Shares held by individual persons or groups of persons who, according to publicly known facts, have a long-term interest in the company.
Irrespective of the above provisions, shares held by the groups listed below are counted as free float:
•	Administrators
•	Trustees
•	Investment fund companies
•	Pension funds
•	Investment companies
If a person or a group of persons cannot be clearly classified due to their area of activity or the lack of important information, the index sponsor will assess them at its own discretion.
For the calculation of the number of shares in fixed ownership, the SIX Swiss Exchange may use reports submitted to it as well as data gained from issuer surveys that it conducts itself.
If an issuer has listed different categories of shares, these are considered separately when calculating the free float factor.
The number of shares and the free float factors are adjusted after the close of trading on the third Friday of each March, June, September and December. Such changes are pre-announced at least one month before the adjustment date, although the index sponsor reserves the right to take account of recent changes before the adjustment date, so the definite new securities are announced five trading days before implementation.
In order to avoid frequent slight changes to the weighting and to maintain the stability of the SMI, extraordinary corporate actions may lead to an adjustment of the number of shares or the free float factor outside of the ordinary index review if:
•	The corporate action leads to an adjustment of the number of shares of at least 10%
•	The corporate action leads to an adjustment of the free float factor of at least 5%
Such an adjustment takes effect after a notification period of two trading days based on the information available.
Capped Weightings and Intra-Quarter Breaches. The weight of each index component is reset on a quarterly basis and is equal to its free float market capitalization, which is the number of shares of such index component multiplied by its free float factor, subject to a capping factor that limits the weight of an index constituent to 18% at each ordinary index review. The capping factor of an index constituent with a pro forma weight in the index (i.e., before the application of the capping factor) less than or equal to 18% based on its free float market capitalization is equal to 1 (i.e., the capping factor does not modify the pro forma weight of the index constituent). The capping factor of an index constituent with a pro forma weight in

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Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
the index greater than 18% based on its free float market capitalization is equal to (a) 18% divided by (b) its pro forma weight in the index. The excess weight (the difference of the pro forma weight minus the capped weight) is distributed proportionally across the other index constituents. The index constituents are also capped to 18% between two ordinary index reviews as soon as two index components each exceed a weight of 20% (an “intra-quarter breach”). If an intra-quarter breach is observed after the close of the trading, the new capping factors are implemented after the close of the following trading day so that the weight of each such index component does not exceed 18% effective after the close of the following trading day. If an issuer is represented in the SMI by more than one security, the free float market capitalization of those securities is cumulated for the calculation of the capping factors.
Calculation of the SMI
The index sponsor calculates the SMI using the “Laspeyres formula,” which is a formula that measures the change in value of a basket of goods relative to its initial value. The formula for calculating the index value can be expressed as follows:
SMI (SMI®) =	Free Float Market Capitalization of the SMI Divisor
The “free float market capitalization of the SMI” is equal to the sum of the product of the last-paid price, the number of shares, the free float factor, the capping factor and, if a foreign stock is included, the current CHF exchange rate as of the time the index value is being calculated. The index value is calculated in real time and is updated whenever a trade is made in a component stock. Where any SMI component stock price is unavailable on any trading day, the index sponsor will use the last available price for such index component. Only prices from the SIX Swiss Exchange’s electronic order book are used in calculating the SMI.
Divisor Value and Adjustments
The divisor is a technical number used to calculate the index and is adjusted to reflect changes in market capitalization due to corporate events.
Below are common corporate events and their impact on the divisor of the index.
Event	Divisor Change?
Regular cash dividend	No
Share split	No
Rights issue	If the rights issue is used to raise capital, the divisor increases. If the rights issue is used to return capital, the divisor decreases.
Merger & Acquisition Activities
Mergers and acquisitions are corporate actions in which the ownership structure of one or more companies is changed. This may result in the disappearance of the companies involved (delisting) and in the formation of a new company (merger) or the integration of one company into the other (acquisition). The corporate action may lead to a new listing or a delisting, resulting in an adjustment of the index composition. In both cases, a change in the number of shares or the free float factor of the companies involved is possible, which may also lead to an adjustment outside the regular review cycle. Such an adjustment will take effect on the basis of the interim and final results and considering a notice period of two trading days.
Spinoff
A spinoff occurs when a company sells parts of its business into a new company and lists its shares. The shares of this newly formed company are equally distributed to the shareholders of the existing company. Therefore, a spinoff is generally treated like an extraordinary payment. However, no market price is available on the ex-date of the spinoff. In order to obtain such a market price, the spun off company is added to the index with a reference price during the ex-date, meaning that the number of index components is temporarily increased by one. The index adjustments to market value are made on the trading day following the ex-date based on the closing price on the ex-date.
License Agreement

P-12	RBC Capital Markets, LLC

Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
The Notes are not in any way sponsored, endorsed, sold or promoted by the SIX Swiss Exchange Ltd and the SIX Swiss Exchange Ltd makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the Swiss Market Index and/or the figure at which the Swiss Market Index stands at any particular time on any particular day or otherwise. However, the SIX Swiss Exchange Ltd shall not be liable (whether in negligence or otherwise) to any person for any error in the Swiss Market Index and the SIX Swiss Exchange Ltd shall not be under any obligation to advise any person of any error therein.
® SIX Group, SIX Swiss Exchange, SPI, Swiss Performance Index (SPI), SPI EXTRA, SPI ex SLI, SMI, Swiss Market Index (SMI), SMI MID (SMIM), SMI Expanded, SXI, SXI Real Estate, SXI Swiss Real Estate, SXI Life Sciences, SXI Bio+Medtech, SLI, SLI Swiss Leader Index, SBI, SBI Swiss Bond Index, SAR, SAR SWISS AVERAGE RATE, SARON, SCR, SCR SWISS CURRENT RATE, SCRON, SAION, SCION, VSMI and SWX Immobilienfonds Index are trademarks that have been registered in Switzerland and/or abroad by SIX Group Ltd respectively SIX Swiss Exchange Ltd. Their use is subject to a license.

P-13	RBC Capital Markets, LLC

Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
HISTORICAL INFORMATION
The graph below sets forth the information relating to the historical performance of the Reference Asset for the period from January 1, 2014 through April 25, 2024. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation.
Swiss Market Index (“SMI”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated December 20, 2023 under “Supplemental Discussion of U.S. Federal Income Tax Consequences”.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the Internal Revenue Service (the “IRS”) has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

P-15	RBC Capital Markets, LLC

Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on May 1, 2024, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-16	RBC Capital Markets, LLC

Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public.”

P-17	RBC Capital Markets, LLC

Geared Buffered Enhanced Return Notes Linked to the Swiss Market Index
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated December 20, 2023, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated December 20, 2023.

P-18	RBC Capital Markets, LLC